EI Environmental Engineering Concepts Ltd.
7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Tel: (604) 435-7000 Fax: (604) 434-8823

02 SEP 25 AM 9:29

02055014

September 16, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Re: EI Environmental Engineering Concepts Ltd. - **File No. 82-1598**

Please find enclosed copy of our News Release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release was disemmination via Canada StockWatch and Market News.

Yours very truly,

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

Debra Chapman
Secretary and Director

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Encl.

dw 9/25

"Creating the Right Environment"

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-435-7000 Facsimile: 604-434-[illegible]

File No. 82-1598

NEWS RELEASE

September 16, 2002

TSX Trading Symbol: **EIE**
S.E.C. Exemption: 12(g)3-2(b)

EI Environmental Engineering Concepts Ltd. is not aware of any undisclosed material changes which could affect or explain the recent market activity.

ON BEHALF OF THE BOARD

"DEBRA CHAPMAN"

Debra Chapman, Director and Secretary

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.